TSX, NYSE: AKG

ASANKO GOLD RECEIVES ENVIRONMENTAL AND
WATER APPROVALS FOR ESAASE SITE

Vancouver, British Columbia, April 1, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce it has received the Environmental Invoice (the “Invoice”) and Water Use Permits for the Esaase deposit, part of the Asanko Gold Mine (“AGM”) Project, from the relevant Ghanaian Regulatory Authorities.

The Invoice, issued by the Environmental Protection Agency (“EPA”), through its Technical Review Committee, is a pre-cursor to receiving the final Environmental Permit. Asanko will now finalize its EIS to incorporate the comments of the Invoice, which are not onerous, and submit it to the EPA for final permitting, which will occur in due course.

The receipt of the Invoice from the EPA means that Asanko will be able to apply for a temporary mining permit and commence early works at the Esaase site, should Asanko decide to progress with the Esaase deposit as part of Phase 1.

In addition, the Company has also received three key Water Use Permits required for the Esaase site from the Ghanaian Water Resources Commission (“WRC”).  The permits will allow the Company to abstract boreholes for domestic, construction and operations purposes at the Esaase site and are valid for an initial period of three years and renewable thereafter.

Commenting on the announcement, Peter Breese, President and CEO, said “We are delighted that we have now received our Invoice from the EPA and Water Use Permits from the WRC for the Esaase site. This means that in addition to our fully permitted Phase 1 project, we now have a second site that has passed the necessary hurdles as required by the Ghanaian regulatory authorities.

We would like to thank both the EPA and the WRC for their valued and proactive contributions during the permitting of the Esaase Gold Project as we continue de-risking our assets in Ghana.”

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General enquiries: info@asanko.com

About Asanko Gold

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.